Exhibit 6.6

Exhibit A

In accordance with Item 17(6)(a) of the Form 1-A, Exhibit A has been omitted. Exhibit A contains the details on the Larkin Patents. The company agrees to furnish supplementally a copy of this omitted schedule to the Commission upon request.

ASSET ACQUISITION TERM SHEET

This Asset Acquisition Term Sheet sets forth the binding agreement of MedicaMetrix, LLC, a Delaware limited liability company ("**MedicaMetrix**), and Daniel Larkin, M.D, a Minnesota resident (**"Larkin**") effective as of August 1, 2020, with respect to a series of transactions intended to result in the acquisition (the "**Acquisition"**) of certain assets owned by Larkin by MedicaMetrix as indicated on Annex A (the "**Assets**") following the completion of clinical trials relating to Assets. Larkin shall be free to assign the rights of this agreement to some entity that he may form for the purpose of owning the Assets.

The material terms and conditions of the binding agreement among the parties is set forth on the attached "Summary of Terms," and by signing below, the parties agree to those terms and conditions. The agreements contemplated therein will be drafted, negotiated and completed by the parties, in good faith and with all reasonable cooperation, as quickly as possible after the date of the successful completion of the clinical trials but no later than August 1, 2021 (the "**Closing Date**"). To the extent that, despite working in good faith and with all reasonable cooperation, the Acquisition does not close by the Closing Date, this Asset Acquistion Term Sheet (and all rights and obligations of the parties set forth herein) terminates.

In Witness Whereof, each of the undersigned hereby agrees to all of the terms and conditions set forth on the attached Summary of Terms.

MedicaMetrix, LLC:

By:

DocuSigned by:
Robert Rudelius
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Robert Rudelius
CEO

By:

DocuSigned by:
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Satish Vankayalapati
Chairman

Larkin:

By:

DocuSigned by:
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Daniel Larkin, M.D.

SUMMARY OF TERMS

A. Parties:

- MedicaMetrix, LLC ("**MedicaMetrix**")
- Daniel Larkin, M.D. ("**Larkin**")

B. Asset Aquisition:

This Summary of Terms ("**Summary of Terms**") is intended to summarize the principal terms of a transaction pursuant to which MedicaMetrix would acquire the assets described on **Exhibit A** (the "**Assets**"). The acquisition of the Assets is referred to as the "**Transaction**" and MedicaMetrix and Larkin are referred to collectively as the "**Parties.**"

As soon as reasonably practicable after the clinical trials have been successfully completed by Larkin, the Parties agree to commence to negotiate the terms of a definitive purchase agreement (the **"Agreement"**) relating to the Transaction, to be drafted by MedicaMetrix's counsel. The Agreement would include the terms summarized in this Summary of Terms and such other representations, warranties, conditions, covenants, indemnities and other terms that are customary for transactions of this kind and are not inconsistent with this Summary of Terms.

Pursuant to the terms of the Agreement, and subject to the satisfaction of the conditions described therein, at the closing of the Transaction, MedicaMetrix would acquire the Assets, free and clear of all encumbrances at the purchase price set forth below.

The purchase price of the Assets payable to Larkin consists of a) the reimbursement to Larkin by cash payment at the closing of the Transaction (the "**Closing**") of all clinical trial/device modifications as documented by Larkin not to exceed $50,000 without the express prior approval of MedicaMetrix; b) the royalty of 4.5% as described below; c) the issuance of 10,000 fully vested-unit options with an exercise price of $1.00 per share at the Closing; d) the issuance of up to an aggregate of 20,000 fully vested-unit options with an exercise of $1.00 per share upon satisfaction of the following milestones:

(i) 5,000 unit options upon the recruitment of five "Key Opinion Leaders" (Key Opinion Leaders shall be mutually agreed upon by the parties in good faith);

(ii) 5,000 unit options upon obtaining "endorsements" from three "user" institutions (Endorsements and User institutions shall be mutually agreed upon the parties in good faith);

(iii) 10,000 unit options upon entering into three "pilot" customers who place orders for at a minimum of 1,000 units apiece.

(iv) All such unit options granted hereunder shall be exercisable for a period of 10 years from the date of grant regardless of whether Larkin is employed as a Consultant to MedicaMetrix.

C. Development Responsibilities:

Larkin is responsible for completing the clinical trials and making necessary device modifications such that the Assets are materially ready for 1) commercialization and 2) application for FDA clearance prior to closing the Transaction. Thereafter, and following the Closing, MedicaMetrix is responsible for all of the costs of further development and commericialization of the Assets. As such, MedicaMetrix must meet the following milestones:

- Apply for FDA clearance within 6 months of the satisfactory completion of the clinical trials.
- Scale up and be prepared to manufacture a commercially viable product within 6 months of FDA clearance.
- Provide evidence of commercialization (e.g. distribution agreement) by January 1, 2022.

To the extent that the first milestone is not met as required above, unless otherwise agreed to by the parties, MedicaMetrix agrees to assign the Assets plus any Improvements (as defined below) to Larkin for $1.00.

To the extent that either of the last two milestones are not met as required above, Larkin's share of the revenue share received from any license (as indicated below in D) shall increase from 20% to 50% and the proceeds from any sale shall increase from 20% of sale proceeds to the greater of a) 50% of the sales proceeds attributable to the Assets or b) $250,000.

D. Royalty Revenue Consideration:

MedicaMetrix will pay Larkin a royalty on annual net sales by MedicaMetrix and its affiliates (but not licensees) (measured on a calendar year) in accordance with the table below (the "**Products**") for the remaining term of the patent being assigned as part of the Assets and for the term of any patents related to Improvements as indicated in Section E below.

Subject to the milestone proviso above, to the extent that MedicaMetrix enters into a license agreement with an external party, MedicaMetrix will pay Larkin a revenue share of 20% of royalties and all other payments received from licensees (such as upfront fees, milestone payments and similar fees and payments received from licensees, and subject to customary exclusions, such as documented amounts received in exchange for research and development services).

Subject to the milestone proviso above, in the event that MedicaMetrix sells the Assets, either individually or in combination with other MedicaMetrix assets, MedicaMetrix will pay Larkin greater of a) 20% of the sales proceeds directly attributable to the Assets or b) $250,000 up closing of such sale. In the event that the Assets are sold as part of a combined sale of all or a portion of the assets of MedicaMetrix, an appraisal of the standalone Assets will be performed by a mutually agreed independent third party in order to calculate the 20% of the sales proceeds directly attributable to the standalone Assets.

Royalty Rate: 4.5 (four and one-half)% of all net sales of Products.

E. Improvements: 1) All improvements to the Assets invented by either MedicaMetrix or Larkin, including additional patents related to the Assets; or 2) any patents or intellectual property developed by MedicaMetrix that incorporates or relies upon the Assets, are owned by MedicaMetrix, but shall be subject to the royalty rate provided above.

F. Larkin Consulting Agreement: MedicaMetrix and Larkin shall enter into, as a condition to Closing, a mutually agreeable Consulting Agreement pursuant to which Larkin would: 1) support development of the Assets and 2) serve as Director, Medical Innovation for MedicaMetrix. The consideration for this consulting agreement shall consist of A) monthly cash compensation of $2,000; and B) up to 20,000 performance unit options with an exercise price of $1.00 per unit, issuable as follows:

i) 7,500 options upon approval or exemption from approval from the FDA;

ii) 7,500 options upon receiving pilot orders (note that these are in addition to the 10,000 options provided for in B above); and

iii) 5,000 options upon having at least one additional securement device based upon the Assets ready for commercialization.

iv) All such unit options granted hereunder shall be exercisable for a period of 2 years from the date that Larkin is no longer employed as a Consultant to MedicaMetrix

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G. Miscellaneous:

Termination. This Term Sheet and Summary of Terms will automatically terminate and be of no further force and effect upon the earlier of (i) execution of the Agreement by the Parties, (ii) mutual agreement of the Parties, and (iii) 5:00 p.m. Eastern Time on August 1, 2021. Notwithstanding anything in the previous sentence, the paragraphs below shall survive the termination of this Term Sheet and Summary of Terms and the termination of this Term Sheet and Summary of Terms shall not affect any rights any Party has with respect to the breach of this Term Sheet and Summary of Terms by another Party prior to such termination.

Governing Law. This Term Sheet and Summary of Terms shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles.

Confidentiality. This Term Sheet and Summary of Terms is confidential to the Parties and their representatives and is subject to the confidentiality agreement entered into between the Parties on June 22, 2020, which continues in full force and effect.

No Third Party Beneficiaries. Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the Parties and their successors or assigns, any rights or remedies under or by reason of this Term Sheet except that the parties recognize that Larkin may assign the Assets and the rights hereunder to an entity controlled by Larkin prior to Closing.

Expenses. The Parties will each pay their own transaction expenses, including the fees and expenses of investment bankers and other advisors, incurred in connection with the Transaction.

Miscellaneous. The headings of the various sections of this Summary of Terms have been inserted for reference only and shall not be deemed to be a part of these Summary of Terms.

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